03 FEB 25 AM 7:21

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

03007381

File No. 82-4959

Date: 21 FEB 2003

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

3/18

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

ALLGREEN PROPERTIES LIMITED

INTER-OFFICE MEMORANDUM

File No. 82-4959

To : Directors
Allgreen Properties Limited

From : Company Secretary

Date : 21 February 2003

Re : Allgreen Properties Limited ("APL") - Full Year Financial Statement and Dividend Announcement

---

We forward herewith a copy of APL's Full Year Financial Statement and Dividend Announcement released this evening for your information.

Regards,

Isoo Tan

enc

1 Kim Seng Promenade #05-02 Great World City Singapore 237994 Tel: 6733 2822 Fax: 6738 7800
Telex: RS 22822 KUOKS Email: apl@allgreen.com.sg

File No. 82-4959

cc: U.S. Securities and Exchange Commission
Attn: Ms Rani Doyle

MASNET No. 43 OF 21.02.2003
Announcement No. 43

ALLGREEN PROPERTIES LIMITED

Full Year Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

UNAUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2002

	Group		
	2002	2001	Change
	S$'000	S$'000	%
Revenue	**605,048**	**332,428**	**82.01**
Cost of sales	(363,532)	(182,503)	99.19
Gross profit	**241,516**	**149,925**	**61.09**
Other operating income including interest income	6,144	4,360	40.92
Distribution and selling expenses	(5,075)	(4,154)	22.17
Administrative expenses	(16,624)	(17,030)	(2.38)
Depreciation	(7,965)	(7,924)	0.52
Other operating expenses	(1,593)	(6,134)	(74.03)
Profit from operations	**216,403**	**119,043**	**81.79**
Interest expense	(18,976)	(20,205)	(6.08)
Other finance costs	(316)	(665)	(52.48)
Share of results of associated companies	22	382	(94.24)
Profit before taxation and exceptional item	**197,133**	**98,555**	**100.02**
Exceptional item	(65,461)	-	nm
Profit before taxation but after exceptional item	**131,672**	**98,555**	**33.60**
Taxation	(35,965)	(23,921)	50.35
Profit after taxation but before minority interests	**95,707**	**74,634**	**28.24**
Minority interests	(11,589)	(6,823)	69.85
Profit attributable to shareholders	**84,118**	**67,811**	**24.05**

The profit attributable to shareholders for the year ended 31 December 2001 has been restated from S$73.0 million to S$67.8 million due to the revised SAS 25 as detailed in paragraph 5.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

BALANCE SHEETS AS AT 31 DECEMBER 2002

	Group			Company		
	2002	2001	Change	2002	2001	Change
	S$'000	S$'000	%	S$'000	S$'000	%
Property, plant and equipment	185,215	191,512	(3.29)	501	636	(21.23)
Investment properties	1,236,750	1,250,300	(1.08)	-	-	nm
Subsidiary companies	-	-	nm	1,680,659	1,640,233	2.46
Associated companies	5,640	6,459	(12.68)	3,510	3,510	-
Current Assets						
Development properties	1,295,707	1,538,978	(15.81)	-	-	nm
Stocks	351	392	(10.46)	-	-	nm
Debtors	209,764	58,420	259.06	277	740	(62.57)
Bank and cash balances	141,719	77,757	82.26	357	1,107	(67.75)
Total current assets	1,647,541	1,675,547	(1.67)	634	1,847	(65.67)
Total assets	**3,075,146**	**3,123,818**	**(1.56)**	**1,685,304**	**1,646,226**	2.37
Share capital	525,000	525,000	-	525,000	525,000	-
Reserves	675,374	686,535	(1.63)	353,433	348,551	1.40
Retained profits	379,355	324,689	16.84	505,828	516,623	(2.09)
Minority interests	305,310	283,102	7.84	-	-	nm
Deferred taxation	49,126	48,143	2.04	-	-	nm
Non-current liabilities	792,763	1,011,892	(21.66)	-	100,000	(100.00)
Current liabilities						
Creditors	75,177	66,851	12.45	9,306	9,133	1.89
Advances from subsidiary companies	-	-	nm	177,706	114,008	55.87
Advances from associated companies	935	944	(0.95)	605	634	(4.57)
Borrowings	233,665	161,796	44.42	111,050	25,476	335.90
Provision for taxation	38,441	14,866	158.58	2,376	6,801	(65.06)
Total current liabilities	348,218	244,457	42.45	301,043	156,052	92.91
Total equity and liabilities	**3,075,146**	**3,123,818**	**(1.56)**	**1,685,304**	**1,646,226**	2.37

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/12/2002 (S$'000)		As at 31/12/2001 (S$'000)	
Secured	Unsecured	Secured	Unsecured
110,346	123,319	116,196	45,600

Amount repayable after one year

As at 31/12/2002 (S$'000)		As at 31/12/2001 (S$'000)	
Secured	Unsecured	Secured	Unsecured
785,144	-	901,394	100,000

Details of any collateral

The secured borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;

b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;

c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and

any other contracts in respect of the investment and development properties of certain subsidiary companies; and

d) corporate guarantee given by the Company and the minority shareholders of certain subsidiary companies.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

CONSOLIDATED CASHFLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2002

	2002	2001
	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit before taxation	131,672	98,555
Adjustments for:		
Share of results of associated companies	(22)	(382)
Provision for diminution in value of development properties written back	(18,282)	(9,026)
Provision for anticipated loss on development properties written back	-	(255)
Depreciation of property, plant and equipment	7,965	7,924
Diminution in value of development properties	65,461	-
Gain on disposal of property, plant and equipment (net)	(8)	(71)
Interest income	(584)	(805)
Interest expense	18,976	20,205
(Surplus)/deficit on revaluation of leasehold properties	(2,484)	3,549
Surplus on liquidation of a subsidiary company	-	(11)
Provision for loan loss in associated companies	-	821
Deficit on liquidation of an associated company	28	-
Operating profit before working capital changes	**202,722**	**120,504**
Decrease in stocks	41	356
Decrease/(increase) in development properties	208,145	(136,007)
Increase in debtors	(151,344)	(11,367)
Increase/(Decrease) in trade and other creditors	6,117	(5,608)
(Decrease)/Increase in rental deposits	(670)	454
Cash generated from/(used in) operations	**265,011**	**(31,668)**
Interest paid	(32,601)	(39,992)
Income tax paid	(11,398)	(12,796)
Net Cash generated from/(used in) operating activities	**221,012**	**(84,456)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of property, plant and equipment	35	229
Proceeds from liquidation of an associated company	20	-
Additions to property, plant and equipment	(1,361)	(1,444)
Additions to investment properties	(343)	(2,355)
Acquisition, dilution and liquidation of investment in subsidiary companies	-	611
Dividends received from associated companies	484	643
Dividends paid - by Company	(24,570)	(23,783)
Dividends paid - to minority shareholders	(2,283)	-
Interest received	584	805
Net Cash used in investing activities	**(27,434)**	**(25,294)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Funds from minority shareholders	12,902	33,518
Funds from associated companies	291	287
(Repayments)/Borrowings	(139,970)	81,320
Net Cash (used in)/generated from financing activities	**(126,777)**	**115,125**
Net increase in cash and cash equivalents	**66,801**	**5,375**
Cash and cash equivalents as at the beginning of the year	71,152	65,777
Cash and cash equivalents as at the end of the year	**137,953**	**71,152**
Cash and Cash Equivalents are represented by:		
Bank and cash balances	141,719	77,757
Overdrafts	(3,766)	(6,605)
	137,953	**71,152**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

STATEMENT OF CHANGES IN EQUITY

	Share capital	Reserve on arising on consolidation	Investment properties revaluation reserve	Share premium	Dividend reserve	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Group							
Balance as at 1/1/2001							
-As previously reported	525,000	21,310	342,044	324,768	-	303,058	1,516,180
-Effect due to changes in accounting policies	-	(21,310)	28,011	-	-	(22,397)	(15,696)
-Adjustment for proposed dividend	-	-	-	-	23,783	-	23,783
-Restated	525,000	-	370,055	324,768	23,783	280,661	1,524,267
Net profit for the period	-	-	-	-	-	67,811	67,811
Deficit on revaluation of investment properties	-	-	(32,071)	-	-	-	(32,071)
Dividend paid for the previous year	-	-	-	-	(23,783)	-	(23,783)
Dividend proposed for the year	-	-	-	-	23,783	(23,783)	-
Balance as at 31/12/2001	525,000	-	337,984	324,768	23,783	324,689	1,536,224
Balance as at 1/1/2002							
-As previously reported	525,000	-	310,034	324,768	23,783	352,639	1,536,224
-Effect due to revised SAS 25	-	-	27,950	-	-	(27,950)	-
-Restated	525,000		337,984	324,768	23,783	324,689	1,536,224
Net profit for the period	-	-	-	-	-	84,118	84,118
Deficit on revaluation of investment properties	-	-	(16,043)	-	-	-	(16,043)
Dividend paid for the previous year	-	-	-	-	(23,783)	(787)	(24,570)
Dividend proposed for the year	-	-	-	-	28,665	(28,665)	-
Balance as at 31/12/2002	525,000	-	321,941	324,768	28,665	379,355	1,579,729
Company							
Balance as at 1/1/2001	525,000	-	-	324,768	23,783	514,155	1,387,706
Net profit for the period	-	-	-	-	-	26,251	26,251
Dividend paid for the previous year	-	-	-	-	(23,783)	-	(23,783)
Dividend proposed for the year	-	-	-	-	23,783	(23,783)	-
Balance as at 31/12/2001	525,000		-	324,768	23,783	516,623	1,390,174
Balance as at 1/1/2002	525,000	-	-	324,768	23,783	516,623	1,390,174
Net profit for the period	-	-	-	-	-	18,657	18,657
Dividend paid for the previous year	-	-	-	-	(23,783)	(787)	(24,570)
Dividend proposed for the year	-	-	-	-	28,665	(28,665)	-
Balance as at 31/12/2002	525,000	-	-	324,768	28,665	505,828	1,384,261

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There were no changes in the Company's share capital during the financial year ended 31 December 2002.

Share options totalling 11,626,000 were granted to eligible employees and directors of the Group at an exercise price of S$0.95 per share on 26 September 2002. The options may be exercisable one year later after the date of the grant.

As at 31 December 2002, there were 11,400,000 unissued shares under options.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Please refer to paragraph 5 below for details.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Except as disclosed below, the Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements as at 31 December 2001.

During the year 2002, the Group adopted the revised SAS 25 to treat leasehold properties differently from freehold properties under the category of investment properties and also reclassified the hotel from investment property to property, plant and equipment.

Accordingly, an amount of S$27.950 million was reclassified from revaluation reserve and charged against prior years' retained profits in year 2002. The financial impact on year 2002's results is immaterial.

The effects of the change due to revised SAS 25 on 2001's results are as follows:

	2001
	S$'000
Group's net attributable profit, as previously reported	**72,992**
Depreciation charge	(5,803)
Loss on revaluation of leasehold properties	(3,549)
MI's share of depreciation charge and revaluation loss	4,171
	67,811
Reclassed from revaluation reserve to retained profits	22,769
Reclassed from investment properties to property, plant and equipment	184,500

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	2002	2001
Earnings per ordinary share (cents)		
-Basic	8.01	6.46
-Diluted	8.00	6.46

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	2002	2001	2002	2001
	$	$	$	$
Net asset value per ordinary share on issued share capital at the end of the financial year	1.50	1.46	1.32	1.32

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

The Group's turnover increased significantly to S$605.0 million in year 2002 from S$332.4 million in year 2001 mainly due to higher recognition of sales of development properties of S$486.9 million in year 2002 as compared to S$206.6 million in year 2001. This resulted in a 61.1% increase in gross profit.

The increase in "other operating income including interest income" in year 2002 was mainly due to the revaluation gain of S$2.5 million arising from the revaluations of leasehold properties. On the other hand, the decrease in "other operating expenses" was largely due to the revaluation loss of leasehold properties of S$3.5 million in year 2001.

Higher taxation was provided in year 2002 due to higher earnings which was partly offsetted by a net over provision of tax in respect of prior years amounting to S$4.9 million mainly as a result of reduction in tax rate from 24.5% to 22%.

The increase in sales and proceeds from development properties led to higher debtors, bank balances and provision for taxation. Consequently, total borrowings decreased to S$1,018.8 million as at 31 December 2002 from S$1,163.2 million as at 31 December 2001.

The exceptional item of S$65.5 million was due to the write-down of land values of three residential properties. These lands are situated at Bedok Reservoir Road/Bedok North Avenue 3, Devonshire *Road and Miltonia Close/Yishun Avenue 1. The Group's attributable portion of this write-down was* S$50.4 million which reduced the Group's net attributable profit from S$134.5 million to S$84.1 million, as compared to S$67.8 million in year 2001.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

The results are in line with the statements of prospects made by the Company in its announcement of results for the half year ended 30 June 2002.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The weak sentiments experienced in the 4th quarter of 2002 has continued into 2003. We can expect an improvement only when the current uncertainties affecting global economies end. As it stands, 2003 is expected to be a challenging year. Notwithstanding this and barring any unforeseen circumstances, Allgreen will continue to be profitable in the year 2003.

11. Dividend

(a) Current Financial Period Reported On

Any dividend recommended for the current financial period reported on? Yes

Name of Dividend	Final
Dividend Type	Cash
Dividend Rate	7 % per ordinary share (less tax)
Par value of shares	S$0.50
Tax Rate	22.00%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	Final
Dividend Type	Cash
Dividend Rate	6 % per ordinary share (less tax)
Par value of shares	S$0.50
Tax Rate	22.00%

(c) Date payable

Subject to shareholders' approval at the Annual General Meeting to be held on 25 April 2003 at 10.30 am, the final dividend in respect of the financial year ended 31 December 2002 will be paid on 20 May 2003.

(d) Books closure date

Notice is hereby given that subject to shareholders' approval of the payment of the aforementioned dividend at the Annual General Meeting to be held on 25 April 2003 at 10.30 am, the Share Transfer Books and Register of Members of the Company will be closed on 7 May 2003. Duly completed transfers received by the Company's Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 pm on 6 May 2003 will be registered to determine shareholders' entitlement to the proposed ordinary dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the final dividend will be paid by the Company to CDP which will in turn distribute entitlements to shareholders.

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

By Business Segments

	Development Properties		Investment Properties & Hotel		Others		Group	
	2002	2001	2002	2001	2002	2001	2002	2001
REVENUE	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Total revenue	486,861	206,569	108,716	113,898	69,213	56,647	664,790	377,114
Inter-segment sales	-	-	(735)	(739)	(59,007)	(43,947)	(59,742)	(44,686)
External sales	**486,861**	**206,569**	**107,981**	**113,159**	**10,206**	**12,700**	**605,048**	**332,428**
PROFIT								
Segment results	88,494	61,661	66,782	61,740	1,392	1,256	156,668	124,657
Unallocated corporate expenses							(6,626)	(7,084)
Operating profit							150,042	117,573
Interest income							584	805
Interest expense							(18,976)	(20,205)
Share of results of associated companies	63	113	-	-	(41)	269	22	382
Income tax							(35,965)	(23,921)
Profit after taxation but before minority interests							95,707	74,634
Minority interests							(11,589)	(6,823)
Profit attributable to members of the Company							**84,118**	**67,811**

The Group's revenue were all derived from Singapore.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

The significant increases in turnover and profit before interest and taxation for development properties were mainly due to higher sales recognition of Queens at Stirling Road and Horizon Gardens at Ang Mo Kio, which obtained their Temporary Occupation Permits in year 2002. Contributions from development properties also came from Pavilion Park at Bukit Batok, Horizon Green at Ang Mo Kio, Binjai Crest at Jalan Kampong Chantek and Kerrisdale at Beatty Road.

15. A breakdown of sales

	Group		
	2002	2001	Change
	S$'000	S$'000	%
Sales reported for first half year	329,088	165,974	98.28
Operating profit after tax before deducting minority interests reported for first half year	81,809	42,310	93.36
Sales reported for second half year	275,960	166,454	65.79
Operating profit after tax before deducting minority interests	13,898	32,324	-57.00

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary	28,665	24,570
Preference	0	0
Total:	28,665	24,570

Due to the change of tax rate from 24.5% to 22%, the final dividend less tax of S$23,783,000 proposed for year 2001 was revised to S$24,570,000 which was approved by shareholders and paid during the year 2002.

BY ORDER OF THE BOARD

MS ISOO TAN
COMPANY SECRETARY
21/02/2003